# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PIMCO NEW YORK MUNICIPAL INCOME FUND III, CIK 0001181505
CUSIP: 72201E402
Title of class of securities: REMARKETABLE VARIABLE RATE MUNIFUND TERM PREFERRED SHARES
Address of issuer's principal executive offices: 1633 Broadway, New York, New York (NY), 10019
Date of event which requires filing of this statement: 03/06/2025
Amends the filing with accession number 0001140361-24-021793
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate Center, Center 100 N. Tryon Street, Charlotte, North Carolina (NC), 28255, 980-825-9256

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 260; sole dispositive power 0; shared dispositive power 260; aggregate amount beneficially owned 260 (100% of the class)
- Banc of America Preferred Funding Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 260; sole dispositive power 0; shared dispositive power 260; aggregate amount beneficially owned 260 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: REMARKETABLE VARIABLE RATE MUNIFUND TERM PREFERRED SHARES
Name of issuer: PIMCO NEW YORK MUNICIPAL INCOME FUND III
Address of issuer's principal executive offices: 1633 Broadway, New York, New York (NY), 10019
Comment:
This Amendment No. 1 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated April 17, 2024 and filed with the SEC on April 24, 2024 (as amended to the date hereof, the "Original Schedule 13D"), for Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the remarketable variable rate munifund term preferred shares, series 2054 (CUSIP No. 72201E402) ("RVMTP Shares") of PIMCO New York Municipal Income Fund III (the "Issuer" or the "Company").

This Amendment is being filed solely to report a change of the percent of class beneficially owned by the Reporting Persons due to the outstanding shares of the preferred class of the Issuer decreasing to 260 shares as reported by the Issuer in form N-CSR filed with the SEC on March 06, 2025.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Paragraph (a) of Item 5 of the Original Schedule 13D is hereby amended and restated to read as follow: "The responses of the Reporting Persons to rows (7) through (11) of the cover pages of this Amendment 1 are incorporated herein by reference".
Number of shares as to which each person has sole or shared power to vote or dispose: Paragraph (b) of Item 5 of the Original Schedule 13D is hereby amended and restated to read as follow: "The responses of the Reporting Persons to rows (7) through (11) of the cover pages of this Amendment 1 are incorporated herein by reference."
Transactions in the class effected during the past sixty days: Paragraph (c) of Item 5 of the Original Schedule 13D is hereby amended and restated to read as follow: "None"

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:

"Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Limited Power of Attorney

99.6 Schedule I

99.7 Schedule II"

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Andres Ortiz, Andres Ortiz, Authorized Signatory (04/09/2025)
- Banc of America Preferred Funding Corporation: /s/ Andres Ortiz, Andres Ortiz, Authorized Signatory (04/09/2025)